Exhibit (a)(5)(D)

BURCH & CRACCHIOLO, P.A. 702 EAST OSBORN ROAD PHOENIX, ARIZONA 85014 TELEPHONE (602) 274-7611

Jake D. Curtis, SBA #019726

JCurtis@bcattorneys.com

Joseph E. Levi

Michael H. Rosner (pro hac vice application pending)

LEVI & KORSINSKY, LLP

30 Broad Street, 24th Floor

New York, New York 10004

Tel: (212) 363-7500

Fax: (212) 363-7171

Attorneys for Plaintiff

IN THE SUPERIOR COURT OF THE STATE OF ARIZONA

IN AND FOR THE COUNTY OF MARICOPA

JASON JEANTY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

KERRII B. ANDERSON, F. LANE CARDWELL, JR., RICHARD L. FEDERICO, LESLEY H. HOWE, DAWN E. HUDSON, M. ANN RHOADES, JAMES G. SHENNAN, JR., R. MICHAEL WELBORN, KENNETH J. WESSELS, CENTERBRIDGE PARTNERS, L.P., WOK PARENT LLC, WOK ACQUISITION CORP., and P.F. CHANG’S CHINA BISTRO, INC.,

Defendants.

No. CV2012-007825 CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY DEMAND FOR JURY TRIAL

Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of P.F. Chang’s China Bistro, Inc. (“P.F. Chang’s” or the “Company”) against P.F. Chang’s’ Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Centerbridge Partners, L.P. (“Centerbridge”) by means of an unfair process and for an unfair price.

2. P.F. Chang’s owns and operates 204 full service upscale Bistro restaurants that feature high quality, Chinese-inspired cuisine. P.F. Chang’s menu features traditional Chinese offerings and innovative dishes that illustrate the emerging influence of Southeast Asia on modern Chinese cuisine.

3. On May 1, 2012, Centerbridge and the Company announced a definitive agreement under which Centerbridge, through its wholly-owned subsidiary Wok Parent LLC (“Parent”) and Parent’s wholly-owned subsidiary Wok Acquisition Corp. (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of P.F. Chang’s for $51.50 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $1.1 billion. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, the consideration shareholders will receive is inadequate and undervalues the Company.

4. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated May 1, 2012 (the “Merger

Agreement”), defendants agreed to: (i) a limited 30-day “go-shop” period followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers after the “go-shop” period ends; (ii) a provision that provides Centerbridge with three business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Centerbridge a termination fee as high as $36,528,000 in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of P.F. Chang’s.

5. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and P.F. Chang’s, Centerbridge and Merger Sub have aided and abetted such breaches by P.F. Chang’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of P.F. Chang’s.

7. P.F. Chang’s is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 7676 E. Pinnacle Peak Road, Scottsdale, Arizona 85255.

8. Defendant Richard L. Federico (“Federico”) has been the Chairman of the Board since 2000, Chief Executive Officer of the Company since 2012 and from 1997 to 2009, and a director of the Company since 1996.

9. Defendant F. Lane Cardwell, Jr. has been President of the Company since 2011, and a director of the Company since 2010.

10. Defendant Kerrii B. Anderson has been a director of the Company since 2009.

11. Defendant Lesley H. Howe has been a director of the Company since 2003.

12. Defendant Dawn E. Hudson has been a director of the Company since 2010.

13. Defendant M. Ann Rhoades has been a director of the Company since 2003.

14. Defendant James G. Shennan, Jr. has been a director of the Company since 1997.

15. Defendant R. Michael Welborn has been a director of the Company since 1996.

16. Defendant Kenneth J. Wessels has been a director of the Company since 2000.

17. Defendants referenced in ¶¶ 8 through 16 are collectively referred to as Individual Defendants and/or the Board.

18. Defendant Centerbridge is a Delaware limited partnership with its headquarters located at 375 Park Avenue, 12th Floor New York, New York, 10152-

0002. Centerbridge is a private investment firm with approximately $20 billion in capital under management.

19. Defendant Wok Parent LLC is a Delaware limited liability corporation wholly owned by Centerbridge that was created for the purposes of effectuating the Proposed Transaction.

20. Defendant Wok Acquisition Corp. is a Delaware corporation wholly owned by Wok Parent LLC that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

21. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of P.F. Chang’s and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

22. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

24. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of P.F. Chang’s.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of P.F. Chang’s common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

26. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 1, 2012, P.F. Chang’s has approximately 21.2 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction,

including the duties of good faith, diligence, honesty and fair dealing;

(iv)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have P.F. Chang’s, Centerbridge, Parent, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

27. P.F. Chang’s owns and operates 204 full service upscale Bistro restaurants that feature high quality, Chinese-inspired cuisine. P.F. Chang’s menu features traditional Chinese offerings and innovative dishes that illustrate the emerging influence of Southeast Asia on modern Chinese cuisine.

28. In a press release dated May 1, 2012, the Company announced that it had entered into a merger agreement with Centerbridge pursuant to which Centerbridge, through Parent and Merger Sub, will commence a tender offer to acquire all of the outstanding shares of the Company for $51.50 per share.

29. The Proposed Transaction consideration is inadequate.

30. Centerbridge is seeking to acquire the Company at the most opportune time, at a time when the Company has had some recent sluggish performance but is poised for a turnaround.

31. R.W. Baird analyst David Tarantino said that the company has been pursuing a wide range of turnaround initiatives after a sluggish performance last year. The company has been focusing on reducing portion sizes and improving price points at its Pei Wei restaurants and remodeling stores and enhancing service at its P.F. Chang’s Bistros.

32. As further described in an article in a May 1, 2012 article in the Wall Street Journal online:

During the economic downturn, other chains focused on menu innovation and marketing shifts to achieve growth from existing restaurants rather than new ones, but P.F. Chang’s didn’t engage in much of that.

Now, it’s trying to make a comeback, focusing more on value at both of its chains to appease cost-conscious consumers.

A new lunch menu at the Bistro, which was scheduled to go national in April, brought a 20% jump in guest traffic at lunch time in test markets when it was advertised. The Bistro didn’t have a lunch menu, so the smaller portions, faster service and lower prices were expected to be a major catalyst for guest traffic.

The Bistro is also experimenting with lower-price dinner menu items and happy hour specials, as well as slowing down new-restaurant development to put that money toward remodeling its Bistros, which it says will provide a faster return on investment.

At Pei Wei, it is focusing on fairly new lunch combo meals, and it’s testing a more quick-casual version of the chain called Pei Wei Asian Market, which eliminates table service and other fancier elements to improve restaurant margins.

33. In a February 16, 2012 press release, defendant Federico stated: “We remain confident in the direction of recent initiatives to restore positive sales momentum, which have shown encouraging early signs in the first half of our first fiscal quarter. We believe 2012 will be an inflection point for our business and look forward to delivering on the goals we have articulated to our shareholders over the past several months.”

34. As a result of the Proposed Transaction, however, P.F. Chang’s shareholders will not be able to benefit from the Company’s growth prospects. “Being a private company will provide us with greater flexibility to focus on our long-term strategic plan of elevating our guest experience, enhancing our value proposition, growing traffic and improving the performance of our brands,” defendant Federico stated.

35. Prior to the Company’s poor year in 2011, the Company’s stock traded at over $53 per share in December 2010.

36. Morningstar analyst R.J. Hottovy also commented on Centerbridge’s perfect timing to pick up P.F. Chang’s: “If you find a company that’s been beaten up but there’s no structural damage to the company, this may be the time for a deal,” he stated.

37. Further, according to Yahoo Finance, at least one analyst had a price target of $52.00 per share before the Proposed Transaction was announced.

38. In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

39. Section 5.4(a) of the Merger Agreement includes a “go-shop” provision, which allows the Company thirty (30) days to solicit interest from other potential acquirers and procure a price in excess of the amount offered by Centerbridge. Once the “go-shop” period ends, the Company is subject to a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers. Section 5.4(b) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers, except for those with whom the Company began discussions during the “go-shop” period, but only for an extra 15 days.

40. Pursuant to § 5.4(d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Centerbridge of the bidder’s identity and the terms of the bidder’s offer.

41. Pursuant to § 5.4(f), should the Board determine that a competing offer is superior, before the Company can terminate the Merger Agreement with Centerbridge in order to enter into the competing proposal, it must grant Centerbridge three business days in which the Company must negotiate in good faith with Centerbridge (if Centerbridge so desires) and allow Centerbridge to amend the terms of the Merger Agreement to make a counter-offer so that the other proposal no longer constitutes a superior proposal. In other words, the Merger Agreement gives Centerbridge access to any rival bidder’s information and allows Centerbridge a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Centerbridge and piggy-back upon the due diligence of the foreclosed second bidder.

42. The Merger Agreement also provides that a termination fee of $21,073,900 must be paid to Centerbridge by P.F. Chang’s if the Company terminates the Merger Agreement prior to the end of the “go-shop” period in order to enter into an agreement with a competing bidder, and $36,528,000 if the Merger Agreement is terminated after the end of the “go-shop” period, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

43. Centerbridge is also the beneficiary of a “Top-Up” provision that ensures that Centerbridge gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Centerbridge receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Centerbridge fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Centerbridge an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

44. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

45. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

46. Plaintiff repeats all previous allegations as if set forth in full herein.

47. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of P.F. Chang’s and have acted to put their personal interests ahead of the interests of P.F. Chang’s shareholders.

48. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize P.F. Chang’s’ value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

49. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of P.F. Chang’s because, among other reasons:

(a) they failed to take steps to maximize the value of P.F. Chang’s to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value P.F. Chang’s; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

50. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of P.F. Chang’s’ assets and will be prevented from benefiting from a value-maximizing transaction.

51. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

52. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against P.F. Chang’s, Centerbridge, Parent and Merger Sub)

53. Plaintiff repeats all previous allegations as if set forth in full herein.

54. As alleged in more detail above, Defendants P.F. Chang’s, Centerbridge, Parent, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

55. As a result, Plaintiff and the Class members are being harmed.

56. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

RESPECTFULLY SUBMITTED this 11 day of May, 2012.

BURCH & CRACCHIOLO, P.C.

By: /s/ Jake D. Curtis
Jake D. Curtis
702 E. Osborn Road, Suite 200 Phoenix, Arizona 85014

LEVI & KORSINSKY, LLP
Joseph E. Levi, Esq.
Michael H. Rosner, Esq.
30 Broad Street, 24th Floor New York, New York 10004

Attorneys for Plaintiff